September 23, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Ms. Kimberly Calder
Mr. John Hodgin
Mr. Craig Arakawa

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 - Filed February 24, 2022
File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we” or “our”), I hereby submit the Company’s responses to the comments received from the Staff of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 2, 2022, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 24, 2022 (the “2021 Form 10-K”).
For your convenience, each response below is preceded by the Staff’s comment to which the response relates.
Form 10-K for Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
1.We note you plan to continue to focus a substantial portion of your exploration and development expenditures in your major producing areas in the United States and expect to continue to improve well performance and offset inflationary pressure through efficiency gains and by locking in certain service costs for drilling and completion activities. Please address the following:

•disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash

United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

requirements, financial position, or results of operations arising from, related to, or caused by the inflation;
•expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company; and
•expand your disclosure to identify specific actions planned or taken, if any, to mitigate inflationary pressures.

Response: Beginning in the second half of 2021 and continuing through the first six months of 2022, EOG, similar to other companies in our industry, has experienced inflationary pressures on our operating costs - namely fuel, steel (i.e., wellbore tubulars and facilities manufactured using steel), labor and drilling and completion services. Such inflationary pressures have resulted from supply chain disruptions caused by the COVID pandemic, increased demand, labor shortages and other factors, including the conflict between Russia and the Ukraine which began in late February 2022. We discussed these inflationary pressures and contributing factors in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section on page 24 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022. We currently expect such inflationary pressures and contributing factors to continue into 2023.

Such inflationary pressures on our operating costs have, in turn, impacted our cash flows and results of operations. However, by virtue of our continued focus on increasing our drilling, completion and operating efficiencies and improving the performance of our wells, as well as the flexibility provided by our multi-basin drilling portfolio, we have, to date, been able to largely offset such impacts. Such inflationary pressures have not, to date, impacted our liquidity, capital resources, cash requirements or financial position.
The initiatives we have undertaken (and continue to undertake) to increase our drilling, completion and operating efficiencies and improve the performance of our wells and, in turn, mitigate such inflationary pressures, include (among others):
•our downhole drilling motor program, which has resulted in increased footage drilled per day and, in turn, reduced drilling times;
•enhanced techniques for completing our wells, which has resulted in increases in our footage completed per day and pumping hours per day; and
•our self-sourced sand program, which has resulted in continued costs savings for the sand utilized in our well completion operations.
In addition, we enter into agreements with our service providers from time to time, when available and advantageous to us, to lock-in the costs and availability of certain of the drilling and completion services we utilize as part of our operations.
We plan to continue with these initiatives and actions, though there can be no assurance that such future efforts will offset, largely or at all, the impacts of future inflationary pressures on our operating costs.
Per the Staff’s comment, in our future periodic filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, we will include appropriate expanded disclosure regarding (i) the historical and expected impacts of inflationary pressures on our cash flows and results of operations, (ii) the principal factors contributing to such inflationary pressures and (iii) the initiatives and other actions we have undertaken to mitigate such inflationary pressures.
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United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

In addition, we will continue to monitor and evaluate the impact of inflationary pressures on our cash flows, results of operations, liquidity, capital resources, cash requirements and financial position. To the extent such impacts become material, we will include appropriate corresponding disclosure in our periodic filings with the Commission.
Further, in our future Form 10-K filings, beginning with our Form 10-K filing for the fiscal year ended December 31, 2022, we will include appropriate risk factor disclosure explaining that there can be no assurance that our future cost-mitigation initiatives and actions will offset, largely or at all, the impacts of future inflationary pressures on our operating costs.
2.We note you disclosed in your earning call transcripts for the second quarter ended June 30, 2022 that oil field service capacity remains extremely tight and is further constrained by the limited availability of materials and experienced labor, driving uncertainty in the cost of services, not only for this year, but also for 2023. Please address the following:
•expand your disclosures to indicate operational constraints that you have experienced;
•discuss whether theses challenges have materially impacted your results of operations or capital resources; and
•quantify, to the extent possible, how your sales, profits and/or liquidity have been impacted.
Response: The tight markets for drilling and completion services and the limited availability of materials (such as tubulars) and labor have not, to date, impacted our ability to conduct our day-to-day drilling, completion and production operations. However, as is discussed in our response above to Staff Comment 1, such factors have resulted in inflationary pressures on our operating costs, including our costs for drilling and completion services, fuel, steel and labor. Further, we currently expect such inflationary pressures and factors to continue into 2023.
As is also further discussed in our response to Staff Comment 1, while the inflationary pressures on our operating costs have impacted our cash flows and results of operations, we have, to date, been able to largely offset such impacts via the initiatives and other actions we have undertaken to mitigate such inflationary pressures and the flexibility provided by our multi-basin drilling portfolio. Such inflationary pressures have not, to date, impacted our capital resources, sales or liquidity.
As noted on our second quarter 2022 earnings call, because of our initiatives and other mitigating actions, we currently expect such inflationary pressures to result in an increase of less than 10 percent in our fiscal year 2022 well costs (i.e., our costs for drilling, completions and well-site facilities) versus fiscal year 2021. Accordingly, such increase in our fiscal year 2022 well costs has not, to date, had a material impact on our 2022 profits (i.e., operating income and net income), and we currently do not expect such increase to have a material impact on our full-year 2022 operating income and net income.
Per the Staff’s comment, in our future periodic filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, we will include appropriate expanded disclosure addressing the above-discussed matters.

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United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

Further, we will continue to monitor and evaluate the markets for drilling and completion services, the availability of materials and labor and the associated inflationary pressures on our operating costs. To the extent in the future such factors have, or are expected to have, a material impact on our day-to-day operations or our results of operations, cash flows, liquidity, capital resources, cash requirements or financial position, we will include appropriate corresponding disclosure in our periodic filings with the Commission.

Supplemental Information to Consolidated Financial Statements (Unaudited)
Net Proved Reserves, page F-41

3.We note you appear to identify just a single primary factor, either positive or negative, that contributed to a revision in the previous estimate of your reserves, e.g. changes in commodity prices or removing certain PUD locations from the five-year development plan. Please expand your discussion to separately identify and quantify each factor that contributed to the overall change in the line item to comply with FASB ASC 932-235-50-5.

Your discussion should clearly identify the source of each change and include an explanation relating to each of the items you identify. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change, please separately identify and quantify each factor. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained.

The disclosure of revisions in previous estimates in particular should identify the changes associated with the individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations and changes in a previously adopted development plan.

This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page F-45. Refer to Item 1203(b) of Regulation S-K.

Response: The following discussion and table explains and reconciles:
•the total “Revisions of previous estimates” of (114) (i.e., negative 114) MMBoe in the Company’s net proved reserves for the fiscal year ended December 31, 2021, as disclosed in the “Net Proved Reserve Summary” table on pages F-41 and F-42 of the 2021 Form 10-K; and
•the total “Revisions” of (305) (i.e., negative 305) MMBoe in the Company’s net proved undeveloped (“PUD”) reserves for the fiscal year ended December 31, 2021, as disclosed in the table in the section entitled “Net Proved Undeveloped Reserves” on page F-45 of the 2021 Form 10-K.

As an initial step in determining the revisions to be made to the Company’s net proved reserve estimates for the prior year-end, EOG’s technical staff reviews its updated five-year drilling and development plan. As is discussed on page F-39 of the 2021 Form 10-K, if under such updated plan an undeveloped drilling location for which PUD reserves were previously recorded will not be drilled within five years from the date that the PUD reserves were recorded, such PUD reserves are removed from the Company’s estimates of net proved reserves. Pursuant to such process, EOG’s
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United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

technical staff removed 250 MMBoe of PUD reserves from its net proved reserves for the fiscal year ended December 31, 2021.

EOG’s technical staff then evaluates the following six (6) inter-related factors (in the order indicated below) in respect of the net proved reserves associated with each of its well locations:

•crude oil, natural gas liquids (“NGLs”) and natural gas prices;
•the Company’s well performance forecasts;
•marketing-related changes (i.e., relating to the sale of our production);
•changes in the Company’s ownership interests (in its well locations);
•the Company’s lease operating expenses (“LOE”) and changes therein; and
•investments in future wells and/or recompletions and changes therein.

EOG’s evaluation of such inter-related factors resulted in the following revisions to its net proved reserves and net PUD reserves for the fiscal year ended December 31, 2021:

Review of Updated Plan	Revision to Net Proved Reserves (MMBoe)	Revision to Net PUD Reserves (MMBoe)	Explanation

Revision related to removal of PUD reserves pursuant to review of updated drilling and development plan	(250)	(250)	See above related discussion.

Evaluation of Inter-Related Factors

Prices for crude oil, NGLs and natural gas	194	29	Upward revision attributable to an increase in the average prices used in our 12/31/2021 reserves estimates as compared to the average prices used in our 12/31/2020 reserves estimates.
Well performance forecasts	(13)	(51)	Downward revision attributable to our forecasted decrease in well performance in certain locations.

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United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

Evaluation of Inter-Related Factors	Revision to Net Proved Reserves (MMBoe)	Revision to Net PUD Reserves (MMBoe)	Explanation

Marketing-related changes (e.g., ethane rejection elections) relating to the sale of our production	(69)	(38)
Downward revision attributable to EOG’s “ethane rejection” elections during 2021 – that is, our elections to reduce receipt of ethane (a natural gas liquid) from the natural gas stream and instead receive residue natural gas (that includes ethane) at the tailgate of the processing plant. The additional natural gas reserves attributable to such elections are outweighed by lower NGLs reserves.

Ownership interest changes	8	0	Upward revision attributable to ownership interest changes.
Changes in LOE	16	5	Upward revision attributable to improved/lower LOE, resulting in an increase in reserves that are economically producible.
Investment changes	0	0	Changes in future investments in wells and/or recompletions.
Net Revisions Attributable to Inter-Related Factors	136	(55)

Total Revisions	(114)	(305)

energy opportunity growth

United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

Per the Staff’s comment, in our future Form 10-K filings, beginning with our Form 10-K filing for the fiscal year ended December 31, 2022, we will provide disclosure reconciling and explaining the “Revisions of previous estimates” line item (for net proved reserves) and “Revisions” line item (for net PUD reserves) for each of the three fiscal years presented.

4.The change in the net quantities of your total proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of your proved undeveloped reserves for each of the last three fiscal years presented. For example, the change in net quantities for total proved reserves is 952 MMBoe compared to a change of 779 MMBoe for proved undeveloped reserves for the year ended December 31, 2021.

Please expand the discussion of the changes that occurred in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. For example, your discussion should address the net quantities added as the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year but subsequently resulted in the addition new proved developed reserves by fiscal year end, if true, and separately the net quantities added as new proved undeveloped reserves. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained. Refer to FASB ASC 932-235-50-5.

Response: The change in the Company’s total net proved reserves for the year ended December 31, 2021 of 952 MMBoe attributable to extensions, discoveries and other additions was 173 MMBoe greater than the corresponding change of 779 MMBoe in the Company’s net PUD reserves for the year ended December 31, 2021. Such difference represented the Company’s new proved developed reserves attributable to wells drilled during fiscal year 2021 that did not have any associated PUD reserves recorded at the beginning of fiscal year 2021.

As is noted in the Staff’s comment and disclosed in the table in the section entitled “Net Proved Undeveloped Reserves” on page F-45 of the 2021 Form 10-K, the net reserve quantities added as new PUD reserves for the year ended December 31, 2021 attributable to extensions and discoveries were 779 MMBoe. Such new PUD reserves were primarily associated with well locations in the Permian Basin and the Company’s Dorado gas play.

In our future Form 10-K filings, beginning with our Form 10-K filing for the fiscal year ended December 31, 2022, we will expand our disclosure to reconcile, and provide the sources of, the change in the Company’s total net proved reserves attributable to extensions, discoveries and other additions, as well as explain any difference between such amounts and the corresponding change in the Company’s PUD reserves, for each of the fiscal years presented. Specifically, we will disclose and reconcile:

(i)the quantities of new proved developed reserves attributable to wells drilled during such fiscal year that did not have any associated PUD reserves recorded at the beginning of such fiscal year;
(ii)the net proved reserve quantities added as new PUD reserves for such fiscal year; and
(iii)the net proved reserve quantities from other sources (if any).

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United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-49

5.Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021, 2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.

Response: The following table provides a break-out of the future abandonment costs that are included in future development costs for each of fiscal years 2021, 2020 and 2019, as shown in the tabular disclosures on page F-50 of the 2021 Form 10-K (in millions):

2021	United States	Trinidad	Other International	Total

Future development costs	(13,885)	(380)	0	(14,265)
Future well development costs	(11,299)	(278)	0	(11,577)
Future abandonment costs	(2,586)	(102)	0	(2,688)

2020	United States	Trinidad	Other International	Total

Future development costs	(15,159)	(227)	(18)	(15,404)
Future well development costs	(12,588)	(163)	(18)	(12,769)
Future abandonment costs	(2,571)	(64)	0	(2,635)

2019	United States	Trinidad	Other International	Total

Future development costs	(20,356)	(212)	(18)	(20,586)
Future well development costs	(17,980)	(148)	(18)	(18,146)
Future abandonment costs	(2,376)	(64)	0	(2,440)

While such future abandonment costs include the costs related to our PUD locations in Trinidad, we inadvertently omitted the costs related to our United States PUD locations. However, the future abandonment costs related to our United States PUD locations for each of fiscal years 2021, 2020 and 2019 represent less than 2% of the total future development costs for each fiscal year. Further, the inclusion of such future abandonment costs would result in a reduction of less than one percent in the standardized measure of discounted future cash flows for each fiscal year.

energy opportunity growth

United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2022

In our future Form 10-K filings, beginning with our Form 10-K filing for the fiscal year ended December 31, 2022, we will provide disclosure of the future abandonment costs that are included in future development costs for each of the fiscal years presented. Further, the future abandonment cost amounts for fiscal year 2022 and future fiscal years will include the costs related to our United States PUD locations (and our Trinidad PUD locations and Other International PUD locations, to the extent applicable).
_______________

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.
Sincerely,

/s/ Timothy K. Driggers
Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:	Mr. C. Christopher Gaut - Chairman, Audit Committee
Mr. Ezra Y. Yacob
Mr. Lloyd W. Helms, Jr.
Mr. Kenneth W. Boedeker
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Ms. Jill R. Miller
Mr. Gary Y. Peng
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